Notice to ASX/LSE 23 February 2023 Annual Report 2022 The Rio Tinto Annual Report 2022 and Strategic Report 2022 are being released to the Australian Securities Exchange and made available at www.riotinto.com/reports. They are also being uploaded to the National Storage Mechanism and will be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Hard copies of these documents can be obtained free of charge on request. Rio Tinto expects to file its Annual Report on Form 20-F 2022 with the United States Securities and Exchange Commission on or around 24 February 2023. American Depositary Receipt holders will be able to view Rio Tinto’s Annual Report 2022 and the Annual Report on Form 20-F 2022 on the Rio Tinto website. LEI: 213800YOEO5OQ72G2R82 Classification: 1.1 Annual financial and audit reports. EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com